[Letterhead of Harbin Electric, Inc.]

October 4, 2006

VIA EDGAR AND
FACSIMILE: (202) 772-9218

Peggy Fisher
Assistant Director
Division of Corporation Finance
Mail Stop 6010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Harbin Electric, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed July 17, 2006
File No. 333-131032

Dear Ms. Fisher:

Please find below the responses of Harbin Electric, Inc. (the “Company”) to the Staff’s comments on Amendment No. 3 to the above referenced Registration Statement as set forth in its letters dated August 3, 2006 and August 11, 2006 directed to the undersigned as Agent for Service for the Company. For your convenience, we are delivering to your office “marked to show changes” copies of Amendment No. 4 to the Registration Statement, comparing Amendment No. 4 with the previous submission.

Please note that the numbered responses below correspond to the numbered comments in the Staff's letter.

A. Responses to Letter Dated August 3, 2006

Equity Ownership by Executive Officers and Directors, page 19

1.	We note your response to prior comment 4 from our letter dated May 19, 2006. Please disclose the date of each transaction referenced in this section.

Response: In response to the Staff’s comment, as previously discussed with the Staff, we have revised the disclosure on pages 18 and 19 of the prospectus to disclose the date of each transaction referenced in that section.

2.
Please revise your disclosure to clarify how Tianfu Yang acquired all of the 9,750,000 shares of your common stock referred to on page 20. We note your current disclosure that he acquired those shares a result of the issuance to him of “a proportionate amount of the 8,000,000 shares of the Company’s common stock issued to TFI shareholders…” (emphasis added).

Response: In response to the Staff’s comment, as previously discussed with the Staff, we have added a sentence to refer to the stock dividend declared on January 24, 2005 with respect to shares of the Company’s stock outstanding on January 26, 2005.

The statement that Tianfu Yang was issued a “proportionate amount of the 8,000,000 shares of the company’s common stock issued to TFI shareholders” remains an accurate statement and is in the appropriate chronological sequence. The impact of the subsequent stock dividend effectively was to increase the number of shares of Company common stock held by former TFI shareholders from 8,000,000 to 12,000,000 shares.

In other words, Tianfu Yang received a proportionate amount of the 8,000,000 shares issued to TFI shareholders, resulting in him having 6,500,000 shares. Following the stock dividend, those 6,500,000 shares became 9,750,000 shares.

3.	Please reconcile your disclosure in this section with your disclosure on page II-2 that on January 24, 2005 you declared a stock dividend of 0.5 shares for each share of your stock outstanding.

Response: As noted above, the Company has added a sentence to each of the first four paragraphs on pages 18 and 19 of the prospectus indicating that a stock dividend was declared on January 24, 2005 with respect to shares of the Company’s common stock outstanding on January 26, 2005.

Part II

Item 26. Recent Sales of Unregistered Securities, page II-1

4.
Please reconcile your disclosure in the first sentence of the second paragraph regarding the number of purchases in HTFE’s April 10, 2003 issuance with your disclosure in the first sentence on page 20 that Tianli Yang was the only purchaser of those shares.

Response: The Company advises the Staff that the two sentences to which the Staff’s comment refers are accurate, but were intended to address different concerns and thus were formulated differently.

As noted in the first sentence of the second paragraph of Item 26, page II-1, on April 10, 2003, HTFE issued an aggregate of 6,000,000 shares to four stockholders. Mr. Tianli Yang was not one of such stockholders. Because it does not relate to the sale of unregistered securities by the Company or its predecessors, however, the Company’s disclosure in Item 26 does not address the fact that Mr. Tianli Yang subsequently purchased all such shares owned by the original four stockholders of HTFE, as a result of which Mr. Tianli Yang owned all 6,000,000 shares of HTFE then outstanding.

In response to the Staff’s comment, however, as previously discussed with the Staff, the Company has modified the disclosure on page 18 of the prospectus to indicate that Mr. Tianli Yang acquired 4,500,000 of his 6,000,000 shares from HTFI on July 10, 2004 and that, thereafter, on August 18, 2004 he acquired 1,500,000 shares from the three other HTFE shareholders.

B. Responses to Letter Dated August 11, 2006

General

1.
The financial statements should be updated as necessary to comply with Item 310(g) of Regulation S-B at the effective date. In this regard, it appears that if the filing is not declared effective on or before August 14, 2006, you must update to include June 30, 2006 financial results.

Response: The Company advises the Staff that the financial statements have been updated to include June 30, 2006 financial results.

Recent Developments, page 2

2.
We note your proposed disclosure regarding the potential issuance of senior secured notes, included in Exhibit D to your letter dated August 7, 2006. If you have to update to include the June 30, 2006 financial results, please expand your disclosure, here or in a subsequent events footnote to the financial statements, to disclose the terms of the agreement.

Response: The Company has added disclosure throughout the prospectus, including in the footnotes to the June 30, 2006 financial statements, to disclose the terms of the debt and warrant instruments entered into by the Company in connection with the above-described financing.

3.
In this regard, if prior to effectiveness you consummate the proposed financing, please tell us and revise the notes to disclose how the transaction was valued and recorded, and how your accounting for this transaction complied with generally accepted accounting principles, including SFAS 133, EITF 00-19 and 05-04.

Response: The Company is providing the Staff on a supplemental basis with a description of how the Company will value and record the transaction, as well as how the accounting for this transaction will comply with generally accepted accounting principles. The proposed financing was not consummated during the quarter ended June 30, 2006 and thus the Company has not addressed the manner in which it will value and record the transaction in the notes to the June 30, 2006 financial statements.

Risk Factors. page 4

4.
Please add a risk factor regarding the risk that you may be obligated to pay a break up fee pursuant to the term sheet described in your proposed Recent Developments disclosure included as Exhibit D to your letter dated August 7, 2006.

Response: The Company closed the transaction on August 30, 2006 and thus did not incur any break up fee pursuant to the term sheet. However, in response to the Staff’s comment, the Company has added risk factors on pages 5 and 6 of the prospectus to discuss the restrictive obligations and penalties contained in the documents entered into by the Company in connection with the above-described financing.

* * *

The Company hereby acknowledges that:

•	the Company is responsible for the accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses, the enclosures provided herein, or would prefer to organize a conference call to discuss any unresolved matters, please do not hesitate to call me at 215.543.8104.

Very truly yours,

/s/ Barry Raeburn
Barry Raeburn